UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 1-9735

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BERRY PETROLEUM COMPANY THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Berry Petroleum Company

1999 Broadway, Ste 3700

Denver, CO 80202

BERRY PETROLEUM COMPANY

THRIFT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

(With Report of Independent Registered Public Accounting Firm)

December 31, 2011 and 2010

BERRY PETROLEUM COMPANY THRIFT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee of the

Berry Petroleum Company Thrift Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

To the Benefit Plans Committee of the

Berry Petroleum Company Thrift Plan

Page Two

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and has been derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner Hottman PC

Ehrhardt Keefe Steiner Hottman PC

June 20, 2012

Denver, Colorado

BERRY PETROLEUM COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS:

Investments, at fair value:
Interest bearing cash	$—	$459,558
Shares in registered investment companies	23,575,856	21,931,852
Common and collective trust	5,308,462	3,705,873
Common stock of plan sponsor	8,463,302	9,420,016

Total investments at fair value	37,347,620	35,517,299

Notes receivable from participants	913,801	872,874
Receivables	—	317
Total receivables	913,801	873,191

Net assets available for benefits, at fair value	38,261,421	36,390,490

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(134,522)	(30,132)

Net assets available for benefits, at contract value	$38,126,899	$36,360,358

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to (deductions from) net assets attributable to:
Contributions:
Employer	$1,823,923
Participants	2,633,807
Rollovers	527,396
Total contributions	4,985,126

Investment income
Interest and dividends	700,626
Interest from participant loans	42,981
Net depreciation in fair value of investments	(1,326,496)
Net investment loss	(582,889)

Deductions:
Benefits paid to participants	(2,626,858)
Administrative fees	(8,838)

Total deductions	(2,635,696)

Net increase in net assets	1,766,541

Net assets available for benefits:
Beginning of year	36,360,358

End of year	$38,126,899

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan

The following description of the Berry Petroleum Company Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is sponsored and administered by Berry Petroleum Company (the “Company”, “Plan Sponsor” or “Plan Administrator”). The Plan is a defined contribution plan under Section 401(a) of the Internal Revenue Code (the “Code”), which includes a cash or deferred arrangement under 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective December 31, 2010, the Plan was amended (the “Amendment”). The Amendment, among other things, added an automatic enrollment feature to the Plan. All new employees, and all existing employees who did not previously participate in the Plan, are automatically enrolled into the Plan. Effective July 15, 2011, the automatic enrollment percentage was increased from 6% to 8% of eligible compensation.

Administration

The Benefit Plans Committee (the “Committee”) appointed by the Board of Directors of Berry Petroleum Company and consisting of at least three members, has the authority to control and manage operation and administration of the Plan. The Plan assets are held under a trust for which Fidelity Management Trust Company, (“Fidelity”) acts as trustee and are administered under a trust agreement that requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. Certain administrative expenses are paid by the Company.

Contributions

Employees who elect to participate in the Plan may contribute from 1% to 60% of their eligible compensation, as defined in the Plan Agreement. The Company match consists of a 100% match of each participant’s contribution up to the first 8% of the participant’s eligible compensation.

Participant and employer contributions are subject to statutory limitations, which for 2011 and 2010 were $16,500 for employee contributions and $49,000 for total employee and employer contributions, respectively. Employees who have attained the age of 50 by the end of the Plan year are eligible to make an additional catch-up contribution, for which the limit was $5,500 for 2011 and 2010. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment. In addition, participants may elect to contribute a percentage of eligible compensation into the Plan on an after-tax basis or as noted above as a Roth 401(k) contribution. After-tax contributions are subject to special Code rules that must be satisfied and reduce the maximum amount a participant may contribute. Any contributions that adversely affect the Plan’s non-discrimination tests may be refused or refunded.

Contributions made by or on behalf of Plan participants are invested as directed by the participants and held under a trust agreement in one or more of the investment options as directed by participants in accordance with the provisions of the Plan Agreement.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

Investment Funds

In conjunction with the Committee’s role in managing the Plan and the Plan’s investments in a manner which consistent with the best practices of other plans of comparable size the Committee made the following changes to the Plan’s investments in 2011: 1) effective September 30, 2011, the Berry Petroleum Company Stock Fund was converted from a Unitized Stock Fund to real-time traded stock accounts on behalf of all participants and 2) effective December 7, 2011 all of the Plan’s investment options that were in retail class funds were switched over to institutionally priced mutual funds.

The investment selections available to participants at December 31, 2011 are as follows:

Berry Petroleum Company Common Stock	ABF Small Cap Value PA Fund
Wells Fargo Stable Value Fund	ABF Large Cap Value Y Fund
Fidelity Contrafund K	Columbia Acorn International Z Fund
Fidelity Diversified International K Fund	CRM Mid Cap Value Investor Fund
Fidelity Low-Priced Stock K Fund	Morgan Stanley Institutional Equity Growth B Fund
Fidelity Puritan K Fund	Oppenheimer Developing Markets Y Fund
Fidelity Freedom K Income Fund	Pimco High Yield Admin Fund
Fidelity Freedom K Funds (1)	Pimco Real Return Bond Admin Fund
JP Morgan Core Bond R5 Fund	Spartan U.S. Equity Index Investor Fund
JP Morgan Small Cap Growth Institutional Fund

(1)          The entire range of Freedom Funds is available and comprises the Freedom 2000, 2005, 2010, 2015 2020, 2025, 2030, 2035, 2040, 2045 and 2050.

The following investments had fair values at December 31, 2011 and 2010 representing more than 5% of net assets available for benefits:

	2011		2010
Berry Petroleum Company Common Stock	$8,463,302	(a)	$9,420,016	(a)
Wells Fargo Stable Value Fund	5,308,462	(b)	—
Fidelity Contrafund K	2,636,482		—
Fidelity Diversified International K Fund	2,250,154		—
Fidelity Managed Income Portfolio Fund	—		3,705,873	(b)
Fidelity Diversified International Fund	—		2,768,673
Fidelity Contrafund	—		2,561,149

(a)                  Investment balances include cash and cash equivalents of $0 and $459,570, money market funds of $1,163 and $0, and other receivables of $0 and $317 at December 31, 2011 and 2010, respectively. As of October 1, 2011, the Berry Petroleum Company Stock Fund was liquidated and all funds were transferred over to real-time trading accounts on behalf of the participants and all funds were invested in shares of Berry Petroleum Company Stock.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

(b)                     The schedule reflects the fair value. The contract value of the investment at December 31, 2011 and 2010, was $5,173,940 and $3,675,740, respectively. Prior to December 7, 2011, this investment consisted of the Fidelity Managed Income Portfolio Fund. After that date all funds were moved over to the Wells Fargo Stable Value Fund. The common collective trust has a weighted average maturity of 2.00 years and an average return of 2.15%.

Participant Accounts

Participants can access their accounts at any time with Fidelity’s Net Benefits online service. Each participant account is credited with the participant’s and the Company’s contributions and the allocation of any Plan earnings or losses and Plan expenses. Earnings or losses are allocated on a fund-by-fund basis. Allocations are based on the ratio of the participant’s account balance in each investment option to the total assets of the investment option. Forfeitures may be used to reduce the amount the Company is required to fund for matching contributions. The Plan had a balance of forfeitures at December 31, 2011 and 2010 of $4,872 and $2, respectively. For the year ended December 31, 2011, $157,223 of forfeitures was applied to employer matching contributions.

Participant Loans

Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest is computed based on the prime rate in The Wall Street Journal on the date of the application, plus 1%, that range from 4.25% to 9.25% as of December 31, 2011. These loans are collateralized by the balance in the participant’s account and mature at various dates through 2021. A maximum of two loans can be outstanding at any one time. Principal and interest is paid ratably through payroll deductions or through lump sum payments by the participant over a period of one to five years, unless the loan is for the purchase of a principal residence, in which case the loan may be repaid over a period of ten years. Each loan is supported by a promissory note with the participant’s account balance as collateral. In the event of default, death, disability or termination of employment, the entire outstanding principal balance and accrued interest becomes immediately due and payable.

Hardship Withdrawals

The Plan allows for hardship withdrawals to pay certain housing, health, or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service (“IRS”) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal. In addition, participants will not receive matching contributions for the six months they are ineligible to participate in the Plan.

Payment of Benefits

Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains the age of 70 ½ unless the participant’s vested account

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

balance is less than $5,000, in which case the vested account balance can be distributed to the participant at the discretion of the Plan Sponsor. The Plan allows withdrawals from the participant accounts in the form of installment payments in addition to lump sum distributions.

Plan Termination

Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In the event of complete or partial termination of the Plan, participants become 100% vested in their account balances.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and related disclosures. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. See Fair Value Measurements, below.

Wells Fargo Stable Value Fund (“Stable Value Fund”) is held in a common/collective trust and consists primarily of investments in fixed-income securities and bond funds; however, the fund will also purchase third-party wrap contracts and investment contracts which result in the probability that participant directed transactions with investments in the fund will be at contract value. Therefore, investments in the Stable Value Fund are considered to be fully benefit-responsive. As a result, Plan investments in the Stable Value Fund are reported at fair value. The Stable Value Fund replaced the Fidelity Managed Income Portfolio (“Fidelity MIP”) in December 2011 at which time all assets in the Fidelity MIP were transferred over to the Stable Value Fund.

As contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts, the statements of net assets available for benefits also present an adjustment from fair value to contract value for investments in the Stable Value Fund so that such investments are ultimately reflected at contract value in the statement of net assets available for benefits.

In accordance with the policy of stating Plan investments at fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses of the Plan

The Plan’s administrative expenses are paid by either the Plan from the balance in the forfeiture account or the Plan’s Sponsor, as provided by the Plan Agreement.

Fair Value Measurements

The Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands required disclosures about fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs which prioritize the inputs used in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (for example interest rates and yield curves, credit risks and default rates) or other inputs that are principally derived or corroborated by observable market data, correlation, or by other means.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies

The shares in registered investment companies are valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common Collective Trust

These investments are recorded at the net asset value (NAV) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the collective funds, changes in market condition and economic environment may significantly impact the net asset value of the collective funds and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the collective funds on an equivalent measure, where it is not probable that the fund will sell a collective fund at a price other than NAV. There are no collective funds with redemption restrictions or unfunded commitments as of December 31, 2011. Investments in common and collective trust are classified as Level 2 investments.

Bonds

The fair value of the bonds investments are determined based on quoted net asset values that are directly observable in the marketplace.

Interest bearing cash

The carrying value approximates fair value.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

As of December 31, 2011, the Plan’s investments measured at fair value on a recurring basis were as follows:

Fair value disclosure:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total Investments at Fair Value
Registered investment companies:
Large/mid cap equities	$15,470,593	$—	$—	$15,470,593
International equities	3,062,963	—	—	3,062,963
Small cap equities	1,675,193	—	—	1,675,193
Total equities	20,208,749	—	—	20,208,749
US Government securities and corporate bonds	3,367,107	—	—	3,367,107
Total registered investment companies:	23,575,856	—	—	23,575,856
Berry Petroleum Company Common Stock:	8,463,302	—	—	8,463,302
Collective trusts:	—	5,308,462	—	5,308,462
Total by level:	$32,039,158	$5,308,462	$—	$37,347,620

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

As of December 31, 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

Fair value disclosure:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total Investments at Fair Value
Registered investment companies:
Large/mid cap equities	$14,005,936	$—	$—	$14,005,936
International equities	3,561,630	—	—	3,561,630
Small cap equities	1,543,505	—	—	1,543,505
Total equities	19,111,071	—	—	19,111,071
US Government securities and corporate bonds	2,820,781	—	—	2,820,781
Total registered investment companies:	21,931,852	—	—	21,931,852
Berry Petroleum Company Common Stock:	9,420,016	—	—	9,420,016
Interest bearing cash:	459,558	—	—	459,558
Collective trusts:	—	3,705,873	—	_3,705,873
Total by level:	$31,811,426	$3,705,873	$—	$35,517,299

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This guidance requires additional disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy and disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy.

This standard also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 was effective for the Plan’s year ended December 31, 2010, except for the disclosure requirements on Level 3 activity that were effective for the Plan’s year ending December 31, 2011. The adoption of this standard did not have a material impact on the Plan’s financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements, cont’d

Note 3.  Tax Status

Fidelity, the Plan’s trustee, received a favorable IRS Opinion Letter from the IRS for their Plan (the Plan) in March 2008. The Company has adopted Fidelity’s Prototype 401(k) Plan conforming the operations of the Plan to the Prototype Plan, thereby allowing the Company to rely on Fidelity’s current and future favorable IRS opinion letters. Although the Plan has been amended since receiving the opinion letter, the Plan Sponsor believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code. Therefore no provisions for income tax have been included in the Plan’s Financial Statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the states of Colorado, California, Texas, Utah or Nevada. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 4.  Transactions with Parties-in-Interest and Related Party Transactions

During the years ended December 31, 2011 and 2010, there were transactions involving investment of Plan assets in investment funds maintained by the trustee and participant loans. The trustee and participants are considered to be parties-in-interest as defined in Section 3(14) of ERISA. One of the Plan’s investment options is Berry Petroleum Company Common Stock which is purchased by the trustee in the open market.

During the year ended December 31, 2011, the Plan Sponsor paid $66,278 of Plan administration and employee education costs. In addition, as of December 31, 2011 and 2010, the Plan had outstanding participant loan balances of $913,801 and $872,874, respectively. All of these transactions are considered exempt party-in-interest transactions under ERISA.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amount per the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$38,126,899	$36,360,358

Adjustment from fair value to contract value for fully benefit responsive investment contracts	134,522	30,132

Net assets available for benefits per the Form 5500	$38,261,421	$36,390,490

The following is a reconciliation of the net increase in net assets per the financial statements to the amount per the Form 5500 for the year ended December 31, 2011:

Net increase in net assets per the financial statements	$1,766,541

Change in the adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2011	104,390

Net increase in assets available for benefits per the Form 5500	$1,870,931

Note 6.  Risks and Uncertainties

The Plan provides for investments in any combination of mutual funds, Berry Petroleum Company Common Stock, corporate bonds, common stock and the Stable Value Fund, with different investment strategies. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Note 7. Subsequent Events

The Plan has evaluated subsequent events through June 20, 2012.

BERRY PETROLEUM COMPANY THRIFT PLAN

Plan # 002     EIN # 77-0079387

Schedule H, Part IV Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Berry Petroleum Company Common Stock **	Class A Common Stock ($0.01 par value)	$8,463,302
	Wells Fargo Stable Value Fund	Common Collective Trust	5,308,462

*	Fidelity Contrafund K	Mutual Fund	2,636,482
*	Fidelity Diversified International Fund K	Mutual Fund	2,250,154
*	Fidelity Low-Priced Stock Fund K	Mutual Fund	1,838,734
*	Spartan U.S. Equity Index Inv. Fund	Mutual Fund	1,674,569
	ABF Large Cap Value Y Fund	Mutual Fund	1,649,028
	Morgan Stanley Institutional Equity Growth I Fund	Mutual Fund	1,590,886
	Pimco Real Return Bond Ad Fund	Mutual Fund	1,575,252
	JP Morgan Core Bond R5 Fund	Mutual Fund	1,109,326
	CRM Mid Cap Value Inst. Fund	Mutual Fund	929,226
	JP Morgan Small Cap Growth Inst. Fund	Mutual Fund	865,149
*	Fidelity Freedom K 2015 Fund	Mutual Fund	852,726
*	Fidelity Puritan K Fund	Mutual Fund	839,325
	ABF Small Cap Value Inst. Fund	Mutual Fund	810,044
	Pimco High Yield Admin Fund	Mutual Fund	758,102
*	Fidelity Freedom K 2020 Fund	Mutual Fund	737,904
*	Fidelity Freedom K 2030 Fund	Mutual Fund	678,226
*	Fidelity Freedom K 2010 Fund	Mutual Fund	515,964
*	Fidelity Freedom K 2025 Fund	Mutual Fund	472,726
	Columbia Acorn International Z Fund	Mutual Fund	431,562
	Oppenheimer Developing Markets Y Fund	Mutual Fund	381,247
*	Fidelity Freedom K 2040 Fund	Mutual Fund	356,132
*	Fidelity Freedom K 2050 Fund	Mutual Fund	271,304
*	Fidelity Freedom K 2045 Fund	Mutual Fund	151,664
*	Fidelity Freedom K 2035 Fund	Mutual Fund	141,173
*	Fidelity Freedom K 2000 Fund	Mutual Fund	39,128
*	Fidelity Freedom K Income Fund	Mutual Fund	18,931
*	Fidelity Freedom K 2005 Fund	Mutual Fund	892
		Total mutual funds	23,575,856

*	Participant Loans	Interest bearing loans at prime rate plus 1% to 2%; interest rates on outstanding loans range from 4.25% to 9.25%, with various maturities through March 2021 that are collateralized by participant balances.	913,801
			$38,261,421

* Party-in-interest
** Includes 201,384 shares of Class A Common Stock and money market of $1,163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereto duly authorized.

BERRY PETROLEUM COMPANY
THRIFT PLAN

/s/ Kenneth A. Olson

Kenneth A. Olson
Member of the Benefits Plan Committee
Date: June 20, 2012

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).